Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

						Six Months
						Ended
	Years Ended December 31,					June 30,
(unaudited)	2003	2004	2005	2006	2007	2008
	}
Earnings:
Income from continuing operations before income taxes	$5,735	$20,916	$71,581	$153,572	$140,499	$61,717

Fixed Charges	5,234	9,714	13,065	17,466	27,416	13,802

Earnings	$10,969	$30,630	$84,646	$171,038	$167,915	$75,519

Fixed Charges:
Interest Expense	$5,234	$9,714	$13,065	$17,466	$27,416	$13,802

Ratio of earnings to fixed charges	2.1	3.2	6.5	9.8	6.1	5.5